Exhibit 99.4

ELECTION TO RECEIVE INTERIM FINANCIAL STATEMENTS To: Shareholders of Petro-Canada As a shareholder, you are entitled to receive our interim financial statements. If you wish to receive the interim financial statements for 2009, please complete and return this form. National Instrument 51-102 contemplates that a shareholder’s election to receive interim financial statements will be renewed each year in order to ensure Petro-Canada is mailing interim financial statements only to shareholders who have requested them. Accordingly, you will receive a new election request each year which you must complete and return to Petro-Canada in order to continue receiving interim financial statements. You are encouraged to visit our Web site, www.petro-canada.ca, at anytime for the most up-to-date investor and corporate information, including financial results. PETRO-CANADA Investor Relations Department P.O. Box 2844 Calgary, Alberta T2P 3E3 I would like to receive 2009 Interim Financial Statements. I confirm that I own shares in PETRO-CANADA. Name: (Please Print) Address: E-mail address (optional): Note: If you prefer, you can send us an e-mail request at investor@petro-canada.ca. or return by fax to: (403) 296-3030